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Exhibit 99.1

eHi Car Services Limited

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Balance Sheets as of December 31, 2014 and September 30, 2015	2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the Nine Months Ended September 30, 2014 and 2015	3
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders' Equity/(Deficit) for Nine Months Ended September 30, 2014 and 2015	5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2014 and 2015	6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	7

EHI CAR SERVICES LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

As of December 31, 2014 and September 30, 2015
(RMB, except share data and per share data, or otherwise noted)

	As of
	December 31, 2014	September 30, 2015
	RMB	RMB	US$
			(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents	926,207,744	1,378,191,256	216,846,758
Restricted cash	192,758,072	411,544,000	64,752,974
Accounts receivable, net of allowance for doubtful accounts of RMB 5,969,648 and RMB 8,087,860 as of December 31, 2014 and September 30, 2015, respectively	111,885,971	145,274,452	22,857,708
Prepaid expenses and other current assets	195,605,733	317,773,216	49,998,933

Total current assets	1,426,457,520	2,252,782,924	354,456,373

Cost method investment	152,975,000	—	—
Property and equipment, net	1,940,047,599	3,619,246,486	569,457,877
Intangible assets	38,246,326	45,294,078	7,126,641
Vehicle purchase deposits	174,184,628	75,380,873	11,860,544
Other non-current assets	23,728,439	27,190,813	4,278,245

Total assets	3,755,639,512	6,019,895,174	947,179,680

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	5,487,316	116,951,908	18,401,395
Accrued expenses and other current liabilities	127,913,033	152,755,631	24,034,808
Income tax payable	2,095,273	87,804,489	13,815,295
Short-term borrowings	540,519,348	851,139,111	133,919,553

Total current liabilities	676,014,970	1,208,651,139	190,171,051

Long-term borrowings	713,232,869	874,472,455	137,590,858
Other non-current liabilities	—	1,400,000	220,278

Total liabilities	1,389,247,839	2,084,523,594	327,982,187

Commitments and contingencies (Note 13)
Shareholders' equity:
Common shares, US$0.001 par value, 500,000,000 (including 407,328,619 Class A and 92,671,381 Class B) shares authorized, 114,379,243 and 136,978,491 (including 60,365,095 Class A and 76,613,396 Class B) shares issued and outstanding as of December 31, 2014 and September 30, 2015, respectively	727,825	866,013	136,260
Additional paid-in capital	3,621,645,725	4,428,380,300	696,768,252
Accumulated other comprehensive income	1,144,629	54,567,052	8,585,665
Accumulated deficit	(1,257,126,506)	(548,441,785)	(86,292,684)

Total shareholders' equity	2,366,391,673	3,935,371,580	619,197,493

Total liabilities and shareholders' equity	3,755,639,512	6,019,895,174	947,179,680

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

 EHI CAR SERVICES LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

For the Nine Months Ended September 30, 2014 and September 30, 2015
(RMB, except share data and per share data, or otherwise noted)

	For the Nine Months Ended,
	September 30, 2014	September 30, 2015
	RMB	RMB	US$
			(Note 2(d))
Net revenues:
Car rentals	423,064,011	779,070,657	122,580,190
Car services	181,589,190	250,087,845	39,349,211

Total net revenues	604,653,201	1,029,158,502	161,929,401

Vehicle operating expenses	(499,003,676)	(818,556,937)	(128,793,022)
Selling and marketing expenses	(24,131,658)	(39,853,995)	(6,270,690)
General and administrative expenses	(90,201,101)	(127,320,622)	(20,032,825)
Other operating income	12,875,416	7,862,113	1,237,037

Total operating expenses	(600,461,019)	(977,869,441)	(153,859,500)

Income from operations	4,192,182	51,289,061	8,069,901

Interest income	3,032,809	1,843,965	290,132
Interest expense	(52,378,641)	(86,985,661)	(13,686,459)
Gains from waiver of warrants	—	16,869,935	2,654,342
Gains from sale of cost method investment	—	803,059,728	126,354,668
Other income/(expense), net	(542,471)	9,280,208	1,460,162

Income/(loss) before income taxes	(45,696,121)	795,357,236	125,142,746

Provision for income taxes	(1,929,369)	(86,672,515)	(13,637,188)

Net income/(loss)	(47,625,490)	708,684,721	111,505,558

Accretion on Series A convertible redeemable preferred shares to redemption value	(59,088)	—	—
Accretion on Series B convertible redeemable preferred shares to redemption value	(2,928,413)	—	—
Accretion on Series C convertible redeemable preferred shares to redemption value	(63,469,688)	—	—
Accretion on Series D convertible redeemable preferred shares to redemption value	(43,274,527)	—	—
Accretion on Series E convertible redeemable preferred shares to redemption value	(81,056,418)	—	—
Accretion on Class A convertible redeemable preferred shares to redemption value	(19,080,808)	—	—

Net income/(loss) attributable to common shareholders	(257,494,432)	708,684,721	111,505,558

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

EHI CAR SERVICES LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (CONTINUED)

For the Nine Months Ended September 30, 2014 and September 30, 2015
(RMB, except share data and per share data, or otherwise noted)

	For the Nine Months Ended
	September 30, 2014	September 30, 2015
	RMB	RMB	US$
			(Note 2(d))
Net income/(loss)	(47,625,490)	708,684,721	111,505,558
Changes in cumulative foreign currency translation adjustment, net of tax of nil	140,448	53,422,423	8,405,567

Comprehensive income/(loss)	(47,485,042)	762,107,144	119,911,125

Weighted average number of common shares used in computing net income/(loss) per share
Basic	6,096,842	123,368,430	123,368,430
Diluted	6,096,842	125,568,477	125,568,477
Net income/(loss) per share attributable to common shareholders
Basic	(42.23)	5.74	0.90
Diluted	(42.23)	5.64	0.89
Net income/(loss) per ADS*
Basic	(84.47)	11.49	1.81
Diluted	(84.47)	11.29	1.78

*
Each ADS represents two Class A common shares

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

EHI CAR SERVICES LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY/(DEFICIT)

For the Nine Months Ended September 30, 2014 and September 30, 2015
(RMB, except share data and per share data, or otherwise noted)

	Common shares			Accumulated other comprehensive income
			Additional paid-in capital		Accumulated deficit	Total shareholders' equity/(deficit)
	Shares	Amount
Balance as of December 31, 2013	6,096,842	40,281	—	6,582,044	(963,273,400)	(956,651,075)
Share-based compensation	—	—	9,161,273	—	—	9,161,273
Accretion on Series A convertible redeemable preferred shares to redemption value	—	—	(59,088)	—	—	(59,088)
Accretion on Series B convertible redeemable preferred shares to redemption value	—	—	(2,928,413)	—	—	(2,928,413)
Accretion on Series C convertible redeemable preferred shares to redemption value	—	—	(6,173,772)	—	(57,295,916)	(63,469,688)
Accretion on Series D convertible redeemable preferred shares to redemption value	—	—	—	—	(43,274,527)	(43,274,527)
Accretion on Series E convertible redeemable preferred shares to redemption value	—	—	—	—	(81,056,418)	(81,056,418)
Accretion on Class A convertible redeemable preferred shares to redemption value	—	—	—	—	(19,080,808)	(19,080,808)
Net loss	—	—	—	—	(47,625,490)	(47,625,490)
Foreign currency translation adjustments	—	—	—	140,448	—	140,448

Balance as of September 30, 2014	6,096,842	40,281	—	6,722,492	(1,211,606,559)	(1,204,843,786)

Balance as of December 31, 2014	114,379,243	727,825	3,621,645,725	1,144,629	(1,257,126,506)	2,366,391,673

Share-based compensation	—	—	9,665,155	—	—	9,665,155
Exercises of share options	261,324	1,629	4,345,638	—	—	4,347,267
Issuance of Class A common shares in a private placement, net of issuance cost	22,337,924	136,559	792,723,782	—	—	792,860,341
Net income	—	—	—	—	708,684,721	708,684,721
Foreign currency translation adjustments	—	—	—	53,422,423	—	53,422,423

Balance as of September 30, 2015	136,978,491	866,013	4,428,380,300	54,567,052	(548,441,785)	3,935,371,580

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

EHI CAR SERVICES LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2014 and September 30, 2015
(RMB, except share data and per share data, or otherwise noted)

	For the Nine Months Ended
	September 30, 2014	September 30, 2015
	RMB	RMB	US$
			(Note 2(d))
Cash flows from operating activities:
Net income/(loss)	(47,625,490)	708,684,721	111,505,558
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Provision/(reversal) for doubtful accounts	(128,506)	2,118,212	333,283
Depreciation and amortization	196,615,912	336,762,058	52,986,667
Share-based compensation	9,161,273	9,665,155	1,520,731
Gain from waiver of warrants	—	(16,869,935)	(2,654,342)
Gain from sale of cost method investment	—	(803,059,728)	(126,354,668)
Changes in operating assets and liabilities:
Accounts receivable	(34,699,272)	(35,506,693)	(5,586,678)
Prepaid expenses and other assets	(74,228,013)	(107,801,301)	(16,961,625)
Income tax payable	(643,411)	82,352,059	12,957,401
Accounts payable	1,084,957	3,866,192	608,313
Accrued expenses and other liabilities	(19,822,692)	44,123,659	6,942,484

Net cash provided by operating activities	29,714,758	224,334,399	35,297,124

Cash flows from investing activities:
Purchase of property and equipment	(839,431,742)	(1,991,625,047)	(313,365,386)
Purchase of intangible assets	(5,668,316)	(6,777,767)	(1,066,424)
Proceeds from disposal of property and equipment	49,814,064	170,319,942	26,798,405
Cash paid for cost method investment	(153,820,000)	—	—
Proceeds from waiver of warrants	—	18,409,199	2,896,532
Proceeds from sale of cost method investment, net of related transaction cost	—	954,428,056	150,171,196
Increase in restricted cash	(82,234,546)	(218,785,928)	(34,424,119)

Net cash used in investing activities	(1,031,340,540)	(1,074,031,545)	(168,989,796)

Cash flows from financing activities:
Proceeds from issuance of convertible redeemable preferred shares	154,338,750	—	—
Payment of convertible redeemable preferred shares issuance costs	(859,771)	—	—
Proceeds from exercise of share options	—	4,207,486	662,012
Proceeds from issuance of Class A common share in a private placement, net of issuance cost	—	792,860,341	124,749,881
Proceeds from borrowings	605,638,499	914,095,595	143,825,224
Repayment of borrowings	(176,979,837)	(442,236,246)	(69,582,140)
Payment of professional fees in relation to bond issuance	—	(4,651,823)	(731,925)
Payment for initial public offering costs	(8,104,666)	(20,193,773)	(3,177,320)

Net cash provided by financing activities	574,032,975	1,244,081,580	195,745,732

Effect of exchange rate changes on cash and cash equivalents	4,227,828	57,599,078	9,062,729
Net increase/(decrease) in cash and cash equivalent	(423,364,979)	451,983,512	71,115,789
Cash and cash equivalents-beginning of period	630,733,451	926,207,744	145,730,969

Cash and cash equivalents-end of period	207,368,472	1,378,191,256	216,846,758

Supplemental disclosure of cash flow information:
Cash paid for interests	52,892,897	85,098,343	13,389,506
Cash paid for income taxes	2,572,780	963,299	151,567
Supplemental disclosure of non-cash investing and financing activities:
Sales of property and equipment included in receivables	3,462,623	19,101,151	3,005,405
Payables related to property and equipment purchase	—	107,598,400	16,929,700
Changes in vehicle purchase deposits	(55,061,784)	(98,803,755)	(15,545,937)
Accrued professional fees for bond issuance	—	2,312,711	363,886
Subscription receivables related to share option exercise	—	139,781	21,993

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

        On August 3, 2007, eHi Car Services Limited (the "Company"), formerly known as Prudent Choice Limited or eHi Auto Services Limited, was incorporated in the Cayman Islands by Ray Ruiping Zhang (the "Founder"). The Company, through its subsidiaries, provides car rentals and car services to corporate and individual customers in the People's Republic of China ("PRC"). The Company and its subsidiaries began offering services in 2006 through Shanghai eHi Business Co., Ltd. ("eHi Business"), which was incorporated on January 11, 2006. The Company's business initially focused on providing car services to premium corporate clients. In May 2008, the Company began to provide car rentals to individual customers.

        To further expand the Company's Internet and mobile services, the Company entered into a series of contractual arrangements in March 2014 with its PRC-incorporated variable interest entity ("VIE") Shanghai eHi Information Technology Service Co., Ltd. ("eHi Information") and its shareholders. eHi Information obtained a telecommunication business operating license ("ICP license") from the relevant telecommunication authorities on September 24, 2014. eHi Information currently does not have any material operations.

        In January 2015, the Company entered into a series of contractual arrangements with its PRC-incorporated VIE Shanghai eHi Car Sharing Information Technology Co., Ltd. ("eHi Car Sharing") and its shareholders. eHi Car Sharing is currently testing its new business initiative as an online platform for peer-to-peer car rental between private vehicle owners and individual customers and intends to apply for an ICP license. eHi Car Sharing is currently not yet in operation and the Company does not expect it to contribute a material portion of its net revenues and operations in the foreseeable future.

        As of September 30, 2015, the Company's principal subsidiaries and VIEs are as follows:

	Percentage of Ownership or indirect economic ownership	Date of incorporation /acquisition	Place of incorporation
Shuzhi Information Technology (Shanghai) Co., Ltd. ("Shuzhi")	100%	March 21, 2008	PRC
Shanghai eHi Car Rental Co., Ltd ("eHi Rental")	100%	March 10, 2008	PRC
Beijing eHi Car Rental Co., Ltd. (subsidiary of eHi Rental)	100%	August 20, 2008	PRC
Chongqing eHi Car Rental Co., Ltd. (subsidiary of eHi Rental)	100%	December 5, 2009	PRC
eHi Auto Services (Hong Kong) Holding Limited ("eHi Hong Kong")	100%	September 24, 2010	Hong Kong
Shanghai Smart Brand Auto Driving Services Co., Ltd ("Shanghai Smart Brand," subsidiary of Shuzhi)	100%	April 13, 2011	PRC
eHi Auto Services (Jiangsu) Co., Ltd. (subsidiary of eHi Hong Kong)	100%	December 23, 2011	PRC
Shanghai eHi Chengshan Car Rental Co., Ltd. (subsidiary of eHi Rental)	100%	August 16, 2012	PRC
L&L Financial Leasing Holding Limited	100%	October 17, 2013	Hong Kong
Shanghai Taihan Trading Co., Ltd	100%	November 10, 2013	PRC

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

	Percentage of Ownership or indirect economic ownership	Date of incorporation /acquisition	Place of incorporation
Shanghai Taihao Financial Leasing Co., Ltd	100%	January 7, 2014	PRC
Shanghai eHi Information Technology Service Co., Ltd. ("eHi Information")	100%	March 13, 2014	PRC
Shanghai Taide Financial Leasing Co., Ltd	100%	June 23, 2014	PRC
Shanghai eHi Car Sharing Information Technology Co., Ltd. ("eHi Car Sharing")	100%	January 12, 2015	PRC
Brave Passion Limited ("Brave Passion")	100%	May 26, 2015	British Virgin Islands

        On November 18, 2014, the Company completed its initial public offering ("IPO") and became listed on the New York Stock Exchange by issuing 10,000,000 American Depositary Shares ("ADSs") at the price of US$12.00 per ADS for a total gross proceeds of US$120 million. Each ADS represents two Class A common shares. The Company issued an additional 8,333,332 Class A common shares in a private placement concurrent with the IPO, at the price of $6.00 per Class A common share for a total proceeds of US$50 million. Upon the completion of the IPO, all of the Company's 77,999,069 then-outstanding preferred shares and 6,096,842 then-outstanding common shares were immediately converted into and/or re-designated as Class B common shares.

        On May 22, 2015, the Company entered into definitive securities purchase agreements with Tiger Fund and SRS Funds pursuant to which the Company agreed to issue a total of 22,337,924 of the Company's Class A common shares at a price of US$6.00 per Class A common share (equivalent to US$12.00 per ADS). The Company raised gross proceeds of approximately US$134.0 million and incurred transaction cost of approximately US$4.3 million from this private placement transaction.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a)
  Basis of presentation

        The accompanying unaudited financial statements, consisting of the condensed consolidated balance sheets as of December 31, 2014 and September 30, 2015, and the condensed consolidated statements of comprehensive income/(loss), the condensed consolidated statements of cash flows, and the changes in equity/(deficit) for the nine months ended September 30, 2014 and September 30, 2015, have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Accordingly, these condensed consolidated financial statements do not include all of the information and footnotes typically found in the audited consolidated financial statements and footnotes thereto included in the audited financial statements of the Company. In the opinion of management, all adjustments (primarily consisting of normal recurring adjustments) considered necessary for a fair statement have been included. Significant accounting policies followed by the Company in the preparation of the accompanying interim condensed consolidated financial statements are summarized below.

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (b)
  Principles of consolidation

        The consolidated financial statements include the consolidated financial statements of the Company, its subsidiaries and the VIEs for which the Company is the ultimate primary beneficiary.

        Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

        A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

        All transactions and balances among the Company, its subsidiaries and the VIEs have been eliminated upon consolidation.

  (c)
  Use of estimates

        The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Company's consolidated financial statements include allowance for doubtful accounts, costs related to customer loyalty programs, useful lives and residual values of vehicles, impairment of intangibles and long-lived assets, valuation allowance for deferred tax assets, provision for uncertain tax position, valuation of share-based awards and forfeiture rates, assumptions used in determining the fair value of the warrants, and the beneficial conversion features.

  (d)
  Functional currency and foreign currency translation

        The Company uses Renminbi ("RMB") as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar ("US$"), while the functional currency of the PRC entities is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

        Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of comprehensive income/(loss) as general and administrative expenses.

        Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss.

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The unaudited United States dollar ("US$") amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1.00 = RMB6.3556 on September 30, 2015, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

  (e)
  Concentration of credit risk

        Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable.

        The Company deposits its cash and cash equivalents with financial institutions located in jurisdictions where the subsidiaries are located. The Company believes that no significant credit risk exists as these banks are principally government-owned financial institutions with high credit quality.

        When providing services, the Company generally requires individual customers to make advance payments, or a deposit from the corporate clients before the services are rendered. Accounts receivable primarily represents those receivables derived in the ordinary course of business in relation to corporate clients. The Company offers payment term in the range of 45-60 days to all corporate clients. Substantially all revenue was derived from customers located in China.

        No single customer accounted for more than 10% of the Company's consolidated accounts receivable as of December 31, 2014 and September 30, 2015, nor for more than 5% of the Company's consolidated net revenues in any of the periods presented.

  (f)
  Restricted cash

        Restricted cash includes cash and cash equivalents that are not readily available for the Company's normal disbursements. Restricted cash and cash equivalents are primarily related to cash deposits with banks and financial institutions required as part of the Company's short-term borrowing arrangements (Note 7).

  (g)
  Investments

        For investments where the Company does not have a controlling financial interest, the Company evaluates if they are investments in debt and equity securities and if they provide the Company with the ability to exercise significant influence over the operating and financial policies of the investees. Investments in debt and equity securities are classified into one of three categories: (i) "held to maturity" which are reported at amortized cost; (ii) "trading securities" which are reported at fair value with unrealized holding gains and losses recorded in earnings; and (iii) "available for sale" which are reported at fair value with changes in unrealized gains and losses recorded in other comprehensive income. The equity method is used for investments where the Company does not have a controlling financial interest but has the ability to exercise significant influence over the operating and financial policies of the investee. Cost method is used for investments where the Company does not have the ability to exercise significant influence over the operating and financial policies of the investee and which do not have readily determinable fair value.

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Investments are evaluated for impairment when facts or circumstances indicate that the fair value of an investment is less than its carrying value. The Company reviews several factors to determine whether a loss is other-than-temporary including, but not limited to, (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) current economic and market conditions; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

  (h)
  Property and equipment, net

        Property and equipment is stated at cost, less accumulated depreciation and impairment. Initial cost is comprised of the purchase price, plus any costs directly attributable to bringing the property and equipment to the location and condition necessary for its intended use. Depreciation of property and equipment is calculated on a straight-line basis, after consideration of expected useful lives and estimates of residual values. The Company begins depreciating vehicles when they are ready for their intended use. The estimated useful lives of these assets are generally as follows:

Category	Estimated useful lives
Vehicles	3-4 years
In-car equipment	3 years
Office furniture and equipment	5 years
Software	3-5 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful life of the asset 1-5 years

        Construction in progress represents offices under construction and newly acquired vehicles which are not yet been placed in service. Construction in progress is transferred to property and equipment and depreciation commences when the asset is ready for its intended use.

  Vehicles

        A vehicle is considered ready for its intended use generally when the license plate for the vehicle is obtained, the vehicle is insured, and when GPS tracking devices is installed. Expenditures for repairs and maintenance of vehicles are expensed as incurred. The Company expects to hold its vehicles generally for a period of approximately three to four years before their disposal, except for vehicles subject to the repurchase programs, which have a holding period typically ranges from 12 to 24 months. The estimated residual value of vehicles which are not subject to the repurchase programs were typically made based on the current market price for used vehicles obtained from used vehicles dealers or the used car market of similar models.

        The Company monitors accounting estimates relating to vehicles on a quarterly basis, including the depreciation rates and estimated residual value of vehicles. Changes made to estimates are reflected in vehicle-related depreciation expense on a prospective basis. In addition, depreciation expenses associated with vehicles subject to the repurchase programs are recorded based on the contractual repurchase prices and holding periods, and are adjusted if the repurchase conditions of such vehicles are not met. Gain or loss on disposal of vehicles is recognized as an adjustment to depreciation expense as part of vehicle operating expenses in the consolidated statements of comprehensive income/

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(loss). The Company recorded gains of RMB827,780 and losses of RMB3,446,132 on disposal of vehicles for the nine months ended September 30, 2014 and September 30, 2015, respectively. The Company adjusts the net carrying value of vehicles to zero if the vehicle has been inactive and could not be tracked via the installed GPS system for more than six months and cannot be otherwise located, as the Company believes that the chance of recovering the vehicle in such circumstances is remote, and such loss is recorded in the consolidated statements of comprehensive income/(loss) as vehicle operating expenses.

  (i)
  Revenue recognition

        Revenue from car rentals and car services are generally recognized over the rental period. Revenue from the sale of gasoline is recognized when the vehicle is returned and is based on the actual volume of gasoline consumed or a contracted fee paid by the customer. For car rentals, payments are generally collected from customers in advance, and are recorded as advances from customers in the consolidated balance sheets until the revenue recognition criteria are met. Customers who purchase car services are generally on credit terms, and the initial credit evaluation is conducted before customer credits are extended. Revenue is recognized when collectability is reasonably assured and all other revenue recognition criteria are met.

        Occasionally, the Company engages contracted service providers in offering car services to its customers where the Company currently does not provide such services in certain cities or such services exceed the Company's existing capacity. The end customers sign service contracts directly with the Company in such arrangement and the Company is the party who is responsible for customers' acceptance for services rendered. In case of customer disputes, the Company resolves customer complaints and is solely responsible for refunding customers their payments. Therefore, the Company is considered the primary obligor in the transaction. The Company also determines the service fee and bears the credit risk. As a result, the Company recognizes revenue under this arrangement on a gross basis.

        In the accompanying consolidated statements of comprehensive income/(loss), revenue is presented net of business tax, VAT and other related surcharges. Vehicle operating expenses associated with car rentals and car services have not been presented separately as the Company cannot reasonably and reliably estimate and allocate expenses to each of the revenue streams.

  (j)
  Customer loyalty program

        The Company has a customer loyalty program where registered members earn points upon eligible purchases and such points can be redeemed for free rental periods, mileage upgrades, and other free gifts. The Company estimates the incremental costs associated with the Company's future obligation to its customers, and records them as selling and marketing expense in the consolidated statements of comprehensive income/(loss). Unredeemed membership points are recorded in accrued expenses and other current liabilities in the consolidated balance sheets. The Company adjusts the liability associated with the customer loyalty program based on the Company's estimate of future redemption of membership points prior to their expiration, which is three years from the day the membership points are awarded. As of December 31, 2014 and September 30, 2015, the accrued liabilities associated with the customer loyalty program were RMB3,740,948 and RMB5,711,882, respectively.

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (k)
  Lease

        Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as capital leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

  (l)
  Taxation

        Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

        The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected for a company operating in the car rental and car services industry.

        The Company applies the authoritative guidance for the accounting for uncertainty in income taxes. The guidance requires that the tax effect of a position be recognized only if it is "more likely than not" to be sustained based solely on the technical merits of tax laws and regulations as of the reporting date. The Company assesses its tax position and benefits by evaluating numerous factors which may require periodic adjustment. The Company's financial statements reflect only those tax positions that are more likely than not to be sustained under examination.

        The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company's liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company's effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as provision for income taxes.

  (m)
  Fair value measurements

        Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

        The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

        The three levels of inputs that may be used to measure fair value include:

        Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

        Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

        Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

        The Company's financial instruments include cash and cash equivalents, restricted cash, accounts receivable, accounts payable, advance from customers, certain accrued expenses and other current liabilities, and short-term and long-term borrowings. The carrying amounts of the short-term financial instruments excluding short-term borrowings approximate their fair values due to the short-term maturity of these instruments. The carrying amount of short-term and long-term borrowings approximate their fair values as of December 31, 2014 and September 30, 2015 as the interest rates they bear reflect the current quoted market yield for comparable borrowings (Level 2 inputs).

  (n)
  Vehicle purchase deposits

        The Company purchases vehicles through car dealers and makes advance payments in the ordinary course of business before vehicles are physically transferred to or controlled by the Company. As the advance payments will be converted into property and equipment, which is a non-current asset, vehicle purchase deposits are accordingly classified as non-current assets on the consolidated balance sheets.

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (o)
  Share-based compensation

        The Company recognizes share-based compensation based on the grant date fair value of equity awards with compensation expense, net of forfeitures, recognized over the period in which the grantee is required to provide services to the Company in exchange for the equity award. An estimated forfeiture rate is used at the time of grant and the rate is revised if necessary, in subsequent period(s) if actual forfeitures differ from initial estimates. The Company has recognized share-based compensation expenses, net of forfeitures, using the straight line method for awards with graded vesting features and service conditions only. Share-based compensation expense is classified in the consolidated statements of comprehensive income/(loss) based upon the job function of the grantee.

        For the nine months ended September 30, 2014 and 2015, the Company recognized share-based compensation expense of RMB9,161,273 and RMB9,665,155, respectively, as follows:

	For the Nine Months Ended
	September 30, 2014	September 30, 2015
	RMB	RMB
Vehicle operating expenses	41,379	281,142
Selling and marketing expense	159,242	693,631
General and administration expenses	8,960,652	8,690,382

Total	9,161,273	9,665,155

  (p)
  Recently issued accounting standards

        In May 2014, the FASB and International Accounting Standards Board ("IASB") issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. In August 2015, the FASB issued amendments to defer the effective date of the new standard by one year. Public Companies should apply the guidance to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is in the process of evaluating the impact of adopting this guidance.

        In February 2015, the FASB issued ASU No. 2015-02, "Consolidation (Topic 810): Amendments to the Consolidation Analysis (ASU 2015-02)." ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; (iii) changing consolidation conclusion for public and private companies in several industries that typically make use of limited partnerships or VIEs. The ASU will be effective for periods beginning after December 15, 2015, for public companies. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of adopting this guidance.

        In April 2015, the FASB issued ASU No. 2015-03, "Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs," which requires debt issuance costs to be presented in the balance sheet as a direct deduction from the associated debt liability. For public business entities, the standard is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The new guidance will be applied on a retrospective basis and early adoption is permitted. The Company is in the process of evaluating the impact of adopting this guidance.

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

        Allowance for doubtful accounts are primarily comprised of allowances for accounts receivable. An analysis of allowance for doubtful accounts for the nine months ended September 30, 2014 and 2015 is as follows:

	As of
	September 30, 2014	September 30, 2015
	RMB	RMB
Balance, beginning of the period	5,041,727	5,969,648
Provision/(reversal) for doubtful accounts	(128,506)	2,118,212

Balance, end of the period	4,913,221	8,087,860

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

        Prepaid expenses and other current assets consist of the following:

	As of
	December 31, 2014	September 30, 2015
	RMB	RMB
Prepaid insurance expense	62,841,073	64,010,878
Value-added taxes deductible	56,202,330	150,511,464
Receivable from disposal of vehicles	22,715,893	19,101,151
Prepaid gasoline and repair supplies	9,966,963	13,050,530
Staff advance	8,884,810	9,508,227
Prepaid rental expense	6,096,504	8,219,868
Rental deposits	6,566,555	7,459,315
Deferred bond offering cost	—	6,964,534
Others	22,331,605	38,947,249

Total	195,605,733	317,773,216

5. INVESTMENTS

        In April 2014, the Company acquired series B preferred shares of Travice Inc. through its wholly owned subsidiary Elite Plus Developments Limited ("Elite Plus"). Travice Inc. was a private company which developed and operates Kuaidi mobile taxi and car calling service provider. The series B preferred shares acquired represented 8.4% of the then outstanding share capital of Travice Inc. Concurrently, Travice Inc. also issued warrants to the Company to purchase additional 4,684,074 series C preferred shares of Travice Inc. The total consideration given for series B preferred shares and warrants was RMB154,251,500 (US$25,000,000). The series B preferred shares are not in substance common stock. Cost method was applied to account for the investments as they are equity investments that are not considered as debt or equity securities that have readily determinable fair values. Furthermore, the warrants to purchase series C preferred shares do not meet the definition of a derivative as the contractual terms do not provide for net settlement and the underlying shares are an investment in a private company.

        On January 27, 2015, the Company waived the warrants to purchase 4,684,074 series C preferred shares of Travice Inc. and received RMB18,409,199 (US$3,000,000) in exchange for the waiver of the warrants. The gain of RMB16,869,935 (US$2,749,158) arising from this transaction was recorded as gains from waiver of warrants in the condensed consolidated statement of comprehensive income in the nine months ended September 30, 2015.

        In February 2015, Travice Inc. was merged with and into Xiaoju Science and Technology Limited, which developed and operates Didi mobile taxi and car hailing service provider. After the completion of such merger, the Company's investment in Travice Inc. was exchanged to a minority stake in the surviving company Xiaoju Kuaizhi Inc.

        On June 2, 2015, the Company entered a definitive agreement, pursuant to which the Company transferred 100% equity interest in Elite Plus to Eagle Legend Global Limited, an independent third party, for gross proceeds of RMB983,621,925 (US$160,875,000). The transaction was closed on June 24,

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

5. INVESTMENTS (Continued)

2015. The gain of RMB803,059,728 (US$131,352,744) arising from this transaction after deducting related transaction costs of RMB29,192,926 (US$4,773,098) was recorded as gains from sale of cost method investment in the condensed consolidated statement of comprehensive income in the nine months ended September 30, 2015.

6. PROPERTY AND EQUIPMENT, NET

        The following is a summary of property and equipment, net:

	As of
	December 31, 2014	September 30, 2015
	RMB	RMB
Vehicles	2,216,642,350	3,764,111,629
In-car equipment	22,997,471	24,367,558
Leasehold improvement	15,820,487	23,012,591
Software	10,498,693	11,936,230
Office furniture and equipment	19,882,685	27,087,557

Property and equipment subject to depreciation	2,285,841,686	3,850,515,565
Less: accumulated depreciation	(539,148,608)	(674,602,260)

Subtotal	1,746,693,078	3,175,913,305
Construction in progress	193,354,521	443,333,181

Property and equipment, net	1,940,047,599	3,619,246,486

        The company entered into capital lease arrangements in the nine months ended September 30, 2015 for the use of certain vehicles. The gross amount of these vehicles were RMB8,947,806 (US$1,407,862) as of September 30, 2015, and are included as "vehicles" in property and equipment, net on the consolidated balance sheets. There is no future minimum lease payments as of September 30, 2015 as all payments under the capital lease arrangement have been fully prepaid.

        The Company recorded depreciation expense relating to vehicles and in-car equipment of RMB190,568,658 and RMB324,165,064 for the nine months ended September 30, 2014 and September 30, 2015, respectively, as the vehicle operating expenses in the consolidated statements of comprehensive income/(loss).

        Depreciation expense of other property and equipment totaled RMB6,047,254 and RMB12,596,994 for the nine months ended September 30, 2014 and September 30, 2015, respectively, were recorded in the consolidated statements of comprehensive income/(loss) as operating expenses.

        As of December 31, 2014 and September 30, 2015, vehicles and in-car equipment with a total initial cost of RMB726,565,969 and RMB804,952,286 were used as collateral in relation to certain long-term borrowing arrangements as disclosed in Note 7.

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

7. BORROWINGS

	As of
	December 31, 2014	September 30, 2015
	RMB	RMB
Short-term borrowings	300,397,309	487,000,000
Long-term borrowings, current portion	240,122,039	364,139,111

Subtotal	540,519,348	851,139,111
Long-term borrowings, non-current portion	713,232,869	874,472,455

Total	1,253,752,217	1,725,611,566

Short-term borrowings

	As of
	December 31, 2014	September 30, 2015
	RMB	RMB
Short-term bank borrowings guaranteed by the Founder and his spouse	50,000,000	50,000,000
Short-term bank borrowings	250,397,309	437,000,000

Total short-term bank borrowings	300,397,309	487,000,000

  Short-term bank borrowings guaranteed by the Founder and his spouse

        In January and February 2014, the Company entered into three short-term loan agreements with a bank for an aggregate principal amount of RMB50,000,000. As of December 31, 2014, the principal amounts outstanding under these agreements totalled RMB50,000,000, with interest rate of 6.60% per annum. These short-term borrowings were fully repaid during the nine months ended September, 2015. These short-term borrowing are guaranteed by the Founder of the Company, Ray Ruiping Zhang.

        In January 2015, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB100,000,000 was made available to the Company. As of September 30, 2015, the principal amount outstanding under this agreement was RMB50,000,000, with interest rate of 5.32% per annum. This short-term borrowing was guaranteed by the Founder of the Company, Ray Ruiping Zhang, and his spouse, Suping Han.

  Short-term bank borrowings

        In January 2014, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB150,000,000 was made available to the Company. As of December 31, 2014, this principal amount outstanding under this agreement was RMB82,000,000, with interest rate of 6.6% per annum. In conjunction with the loan facility agreement, the Company is also required to maintain a certain balance of cash deposit in designated bank accounts for the period the bank borrowing is outstanding. Such required cash deposit of RMB88,258,072 was classified as

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

7. BORROWINGS (Continued)

restricted cash on the consolidated balance sheets as of December 31, 2014. This short-term borrowing was fully repaid during the nine months ended September 30, 2015.

        In September 2014, the Company entered into a short-term loan facility agreement with a bank for which a total loan facility up to RMB43,000,000 was made available to the Company. As of December 31, 2014, the principal amount outstanding under this agreement was RMB38,397,309, with interest rate of 6.6% per annum. This short-term borrowing was fully repaid during the nine months ended September 30, 2015.

        In December 2014 and August 2015, the Company entered into two short-term loan facility agreements with a bank for which a total loan facility up to RMB400,000,000 was made available to the Company. As of December 31, 2014 and September 30, 2015, the principal amount outstanding under this agreement was RMB100,000,000 and RMB397,000,000, respectively, with interest rate of 2.885% and 2.42% per annum. In conjunction with the loan facility agreements, the Company is also required to maintain certain balance of cash deposits in designated bank accounts for the period the bank borrowing is outstanding. Such required cash deposits of RMB104,500,000 and RMB411,544,000 were classified as restricted cash on the consolidated balance sheets as of December 31, 2014 and September 30, 2015, respectively.

        In December 2014 and September 2015, the Company entered into two short-term borrowing agreements with a bank for a principal amount of RMB30,000,000 and RMB10,000,000, respectively. The two borrowings bear interest rate of 5.936% and 4.876% per annum, respectively. As of December 31, 2014 and September 30, 2015, the principal amount outstanding under these agreements were RMB30,000,000 and RMB40,000,000, respectively.

        The weighted average interest rate on short-term bank borrowings was 6.60% and 4.10% for the nine months ended September 30, 2014 and 2015, respectively.

Long-term borrowings

	As of
	December 31, 2014	September 30, 2015
	RMB	RMB
Long-term bank borrowing guaranteed by a third party guarantee agent	56,000,000	38,000,000
Long-term borrowings collateralized by vehicles	579,909,183	561,842,514
Long-term bank borrowings collateralized by receivables	317,445,725	338,769,052
Entrusted long-term borrowing from a related party	—	300,000,000

Total long-term borrowings	953,354,908	1,238,611,566

  Long-term bank borrowing guaranteed by a third-party guarantee agent

        In 2013, the Company entered into a long-term loan facility agreement with a bank for which a total loan facility up to RMB80,000,000 was made available to the Company. As of December 31, 2014 and September 30, 2015, the principal amounts outstanding under this agreement were RMB56,000,000

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

7. BORROWINGS (Continued)

and RMB38,000,000, respectively, with interest rate of 6.77% per annum. The principal and interest are payable quarterly over three years. The loan was guaranteed by a third-party guarantee agent, and the Company pledged 13.47% and 5.76% of a consolidated subsidiary's equity interest to the third-party guarantee agent as collateral of the long-term bank borrowing arrangement as of December 31, 2014 and September 30, 2015, respectively. Equity interests pledged represented 5.51% and 2.91% of the Company's consolidated net assets as of December 31, 2014 and September 30, 2015, respectively.

  Long-term borrowings collateralized by vehicles

        In 2013, 2014 and 2015, in connection with purchase of vehicles, the Company entered into borrowing agreements with several third-party financing companies for an aggregate principal amount of RMB531,391,503. Principal and interest are payable monthly over three years and bear interest of 8.6%-13% per annum. These borrowings were collateralized by vehicles and in-car equipment with an aggregate initial cost of RMB429,273,049 and RMB508,815,270 as of December 31, 2014 and September 30, 2015. As of December 31, 2014 and September 30, 2015, respectively, total principal amount outstanding under these agreements was RMB284,879,633 and RMB267,335,564, respectively.

        In 2013 and 2014, the Company entered into two long-term borrowing agreements with a third party financing company for purchase of certain vehicles. Principals are payable at the end of the borrowing term, which were three years from the contract date, and interests are payable quarterly over the term of the borrowing arrangement. These loans were collateralized by vehicles with an aggregate initial cost of RMB297,292,920 and RMB296,137,016 as of December 31, 2014 and September 30, 2015, respectively. Additionally, the Company pledged 100% of a consolidated subsidiary's equity interest to the third-party financing company. As of December 31, 2014 and September 30, 2015, total principal amounts outstanding under these agreements were both RMB295,029,550 and RMB294,506,950, with an interest rate of 11.00% per annum. Equity interests pledged represented 1.33% and 0.34% of the Company's consolidated net assets as of December 31, 2014 and September 30, 2015, respectively.

        In 2014 and 2015, in connection with purchase of vehicles, the Company entered into eight long-term loan agreements with a bank. As of December 31, 2014 and September 30, 2015, the principal amounts outstanding under these agreements were RMB174,318,690 and RMB223,933,370, respectively. The loans bear interest rates which range from 6.30% to 6.77% per annum and the interest rates are adjusted annually based on the published People's Bank of China interest rate with equivalent terms. The principal and interest are payable monthly over three years. These long-term bank borrowings are pledged with the receivables due from the Company's wholly-owned subsidiary.

        In September 2014, in connection with purchase of vehicles, the Company entered into a long-term loan facility agreement with a bank for which the total loan facility up to RMB155,000,000 was made available to the Company. As of December 31, 2014 and September 30, 2015, the principal amounts outstanding under this agreement were RMB143,127,035 and RMB114,835,682, respectively, with interest rate of 6.72% per annum. The principal and interest are payable monthly over three years. This long-term bank borrowing is pledged with the receivable due from the Company's wholly-owned subsidiary.

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

7. BORROWINGS (Continued)

  Entrusted long-term borrowing from a related party

        In April 2015, in connection with purchase of vehicles, the Company entered into a entrusted long-term loan agreement with the related party Ctrip Travel Information Technology (Shanghai) Co., Ltd. for which the total loan facility up to RMB300,000,000 was made available to the Company. As of September 30, 2015, the principal amount outstanding under this agreement was RMB300,000,000, with interest rate of 6.90% per annum. The principal is payable at the end of the borrowing term, which was three years from the contract date, and interests are payable quarterly over the term of the borrowing arrangement.

        The undrawn loan facilities available to the Company totaled RMB175,237,916 and RMB49,237,916 as of December 31, 2014 and September 30, 2015, respectively.

        The Company's short-term and long-term borrowing arrangements include certain restrictive covenants that, among other things, limit the Company's ability to incur additional indebtedness or create new mortgages or charges, request the Company to maintain its shareholding structure, rental rate and make timely reports. Certain borrowing covenants also post restrictions on the use of proceeds and asset sales, and require the Company to provide notice or obtain consent for significant corporate events. The Company's borrowing agreements contain restrictions on the Company's ability to transfer cash between the Company's subsidiaries. As a result of these restrictions, although the Company's overall liquidity may be sufficient to satisfy the Company's obligations, the Company may be limited by covenants in some of the Company's borrowing agreements from transferring cash to other subsidiaries that might require funds. In addition, cross default provisions in the Company's other indebtedness may be triggered if the Company defaults on any of these debt agreements. The Company did not violate any financial covenants the periods presented.

        Future principal maturities of long-term borrowings as of September 30, 2015 are as follows:

Years Ended December 31,	Amount
RMB
Remainder of 2015	65,157,116
2016	460,807,093
2017	378,247,611
2018	334,399,746

Total	1,238,611,566

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

        The following is a summary of accrued expenses and other current liabilities:

	As of
	December 31, 2014	September 30, 2015
	RMB	RMB
Customer deposits	25,159,835	39,691,985
Accrued employee payroll and welfare	36,356,667	35,986,131
Advances from customers	17,397,603	21,928,217
Accrued professional service fees	20,606,759	4,349,796
Accrued liability related to customer loyalty program	3,740,948	5,711,882
Accrued advertising expense	2,073,493	7,468,321
Others	22,577,728	37,619,299

Total	127,913,033	152,755,631

9. TAXATION

        The Company has incurred net accumulated operating losses for income tax purposes since its inception. The Company believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Company has provided full valuation allowances for the deferred tax assets as of December 31, 2014 and September 30, 2015.

        In accordance with PRC tax regulation, the Company provided RMB83,103,026 (USD$13,587,500) income tax provision for the sales of cost method investment gain recognised in the nine months ended September 30, 2015. The gain was arised from the transaction that the Company transferred 100% equity interest in its former wholly owned subsidiary Elite Plus to an independent third party, and Elite Plus holds a minority equity interest in Xiaoju Kuaizhi Inc., a PRC tax resident enterprise. According to Circular 7 issued by State Administration of Taxation on February 3, 2015, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, including equity investments in a PRC tax resident enterprise, by disposing of equity interest in an overseas holding company, excluding trading of a public overseas company's shares through stock exchanges without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. As Circular 7 was promulgated recently, it is not clear how it will be implemented. The Company are in the process of contacting the relevant tax authority for this transaction.

10. CONVERTIBLE REDEEMABLE PREFERRED SHARES

        In March and April of 2008, the Company issued convertible promissory notes of US$2,500,000 in aggregate. On May 23, 2008, the Company issued 5,000,000 shares of Series A convertible redeemable preferred shares (the "Series A Shares") for RMB6.83 (US$1.00) per share for cash of RMB17,086,003 (US$2,500,000) and the conversion of promissory notes previously issued in March and April of 2008.

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

10. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

In conjunction with the offering of the Series A Shares, the Company incurred issuance costs of RMB1,078,762 (US$157,843).

        The Company subsequently issued convertible promissory notes of US$5,000,000 in September 2008. On July 28, 2009, the Company issued 8,030,303, shares of Series B convertible redeemable preferred shares (the "Series B Shares") for RMB13.67 (US$2.00) per share for cash of RMB68,251,500 (US$10,000,000), and the conversion of US$5,000,000 promissory notes previously issued in September 2008. In conjunction with the offering of the Series B Shares, the Company incurred issuance costs of RMB1,459,640 (US$213,862). The Company issued a second tranche of Series B Shares on January 27, 2010 at RMB15.02 (US$2.20) per share for total consideration of RMB25,253,055 (US$3,700,000). In April 2010, the Company again issued convertible promissory notes of US$5,000,000. On September 2, 2010, the Company issued 15,679,743 shares of Series C convertible redeemable preferred shares (the "Series C Shares") for RMB21.18 (US$3.11) per share for cash of RMB297,020,653 (US$43,598,722) and the conversion of the promissory notes issued in April 2010 and accrued interest with a carrying value of RMB35,188,971 (US$5,165,278). In connection with the issue of the Series C Shares, a total of 5,452,752 warrants were issued to purchase Series B and C Shares. The Company incurred issuance costs of RMB2,043,780 (US$300,000) in connection with the offering of Series C Shares.

        On March 28, 2012, the Company issued 10,000,000 shares of Series D convertible redeemable preferred shares (the "Series D Shares") for RMB29.88 (US$4.75) per share for cash of RMB298,832,000 (US$47,500,000) and incurred issuance costs of RMB19,216,005 (US$3,054,426). In connection with the Series D Shares issuance, the Company also issued 3,000,000 warrants to purchase its common shares.

        On October 9, 2013, the Company issued 10,427,373 shares of Class A Convertible Preferred Shares (the "Class A Shares") upon the conversion of the 2013 Notes and CB at a per share conversion price of US$3.89. The Class A Shares are subordinate to Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares.

        On December 2, 2013, the Company issued 18,554,545 shares of Series E convertible redeemable preferred shares (the "Series E Shares") for RMB33.66 (US$5.50) per share for cash of RMB624,546,000 (US$102,050,000) and incurred issuance costs of RMB1,435,201 (US$234,510).

        On April 16, 2014, the Company issued 4,545,455 additional shares of Series E convertible redeemable preferred shares (the "Series E Shares") for RMB33.95 (US$5.50) per share for cash of RMB154,338,750 (US$25,000,000) and incurred issuance cost of RMB342,570 (US$55,490).

        The Series A, B, C, D and E shares and the Class A shares are collectively referred to as the Preferred Shares.

  Conversion

        Each Preferred Share may be converted at any time into common shares at the then applicable conversion price. The initial conversion ratio is 1:1, subject to adjustment in the event of (i) share splits, share combinations, share dividends or distribution, other dividends, recapitalizations and similar

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

10. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

events, or (ii) issuance of common shares at a price per share less than the conversion price in effect on the date of or immediately prior to such issuance. In that case, the conversion price shall be reduced concurrently to the subscription price of such issuance.

        The Preferred Shares shall be automatically converted into common shares immediately prior to the consummation of a public offering of the Company's shares wherein gross proceeds are at least US$60,000,000, and the market capitalization of the Company is no less than US$600,000,000 immediately following the public offering (the "Qualifying IPO").

        The conversion option can only be settled by issuance of common shares except that fractional shares may be settled in cash.

        The Company determined that there were no beneficial conversion features identified for any of the Preferred Shares during any of the periods. In making this determination, the Company compared the fair value of the common shares into which the Preferred Shares are convertible with the respective effective conversion price at the issuance date. When the Company issued multiple instruments (e.g., freestanding warrants and Preferred Shares) in a bundled transaction, the Company determined the effective conversion price for the Preferred Shares (e.g., the Series D Shares) by first assessing the classification of the freestanding warrants issued concurrently and computing the fair value of the warrants. Since the warrants are equity classified, such as those issued concurrently with Series D Shares, the Company allocated the amount of proceeds to the D Shares and warrants using the relative fair value method. The amount allocated to the D Shares was then divided by the number of common shares into which the Series D Shares were convertible on the commitment date to determine the effective conversion price per share for each investor. In all instances, the effective conversion price was greater than the fair value of the common shares. To the extent a conversion price adjustment occurs, as described above, the Company will reevaluate whether or not a beneficial conversion feature should be recognized.

        Upon the completion of the IPO on November 18, 2014, each Preferred Share was automatically converted into one Class B common share. As a result, 77,999,069 Class B common shares were issued, and the balance of Preferred Shares was transferred to common shares and additional paid-in capital on the same day.

  Dividends

        The Preferred Shares participate in dividends on an as-converted basis and must be paid prior to any payment on common shares.

        Upon conversion, any declared or accrued but unpaid dividends will be converted into common shares at the same applicable conversion price.

  Redemption

        At any time on or after June 30, 2016, for Class A, Series A, B, C, D and E Shares, if requested by a specified percentage (namely at least 51%, 51%, 45%, 50%, 50% and 45% for Class A, Series A, B, C, D and E Shares, respectively) of the holders of the respective class or series of Preferred Shares

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

10. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

then outstanding ("Redemption Date"), the Company shall redeem all of the respective outstanding Preferred Shares in that class or series. Additionally, upon the occurrence of Series C, D and E redemption event, a specified percentage of the holders of Series C, D, and E Shares then outstanding (specifically, at least 50%, 50% and 45% for Series C, D and E Shares, respectively) may also require the Company to redeem all of the respective outstanding Preferred Shares. Series C, D and E redemption events include certain events that have a material adverse effect on the Company's operations, breach of representation or warranty, failure to comply with certain transfer restrictions, breach of certain provisions in the related investors' rights and share purchase agreements. Series C and D redemption events also include the Company's failure to complete a Qualified IPO by June 30, 2016.

        The redemption price of Series A and B Shares is equal to 200% of the original issuance price plus all declared but unpaid dividends. The redemption price of the Class A, Series C, D and E Shares is equal to the sum of (a) 100% of the issuance price, (b) 15% compounded annual rate of return and (c) all declared but unpaid dividends. The full amount of the redemption price due but not paid shall accrue interest daily at a rate of 20% per annum from the applicable Redemption Date.

  Voting

        Each Preferred Share has voting rights equivalent to the number of common shares to which it is convertible at the record date. The holders of Preferred Shares shall vote together with the common shareholders, and not as a separate class or series, on all matters put before the shareholders.

  Liquidation

        A liquidation event includes, unless waived by the Preferred Shareholders, (i) any liquidation, winding-up, or dissolution of any member of the Company, (ii) any merger or consolidation of the Company or any other transactions as a result of which shareholders of the Company immediately prior to such transaction will cease to own a majority of the equity securities or voting power of the surviving entity immediately following, (iii) sale of all or substantially all of the assets of the Company to or from an unaffiliated third party, (iv) exclusive licensing of all or substantially all of the intellectual property of the Company to an unaffiliated third party, or (v) transfer in which a majority of the outstanding voting power of the Company is transferred.

        The holders of Preferred Shares have preference over holders of common shares with respect to payment of dividends and distribution of assets upon voluntary or involuntary liquidation of the Company. Upon liquidation, Series E Shares shall rank senior to other series of Preferred Shares and common shares, Series D Shares shall rank senior to Series C Shares, Series C Shares shall rank senior to Series B, Series B Shares shall rank senior to Series A Shares, Series A Shares shall rank senior to Class A Shares, and all Preferred Shares rank senior to common shares.

        The holders of Class A, Series A and Series B Shares shall be entitled to receive 100% of the original issue price plus 6% compounded annual rate of return, and all declared or accrued but unpaid dividends ("Liquidation Preference Amount") before any distribution or payment to common shareholders.

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

10. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

        Series C Shareholders shall receive the sum of (a) 100% of the issuance price, (b) 6% compounded annual rate of return and (c) all declared but unpaid dividends, before any distribution to holders of Series B, Series A, Class A and common shares. In the event that the liquidation event has been initiated by a demand by a holder of Series C Shares, the liquidation amount is then the sum of (a) 100% of the issuance price, (b) 15% compounded annual rate of return and (c) all declared but unpaid dividends prior to any other shareholders.

        Series D Shareholders shall receive the sum of (a) 100% of the issuance price, (b) 6% compounded annual rate of return and (c) all declared but unpaid dividends, before any distribution to holders of Series C, Series B, Series A, Class A and common shares. In the event that the liquidation event has been initiated by a demand by a holder of Series D Shares, the liquidation amount is then the sum of (a) 100% of the issuance price, (b) 15% compounded annual rate of return and (c) all declared but unpaid dividends prior to any other shareholders.

        Series E Shareholders shall receive the sum of (a) 100% of the issuance price, (b) 6% compounded annual rate of return and (c) all declared but unpaid dividends, before any distribution to holders of other series or class of Preferred Shares and common shares. In the event that the liquidation event has been initiated by a demand by a holder of Series E shares, the liquidation amount is then the sum of (a) 100% of the issuance price, (b) 15% compounded annual rate of return and (c) all declared but unpaid dividends prior to any other shareholders.

  Transfer restrictions

        The holders of Preferred Shares are prohibited from transferring any equity securities of the Company in a private sale to (i) any specified global competitor of the Company at any time, (ii) any other global competitors not specified within 18 months following the Series D issuance, or (iii) any other global competitor at any time after 18 months following the Series D issuance, unless as a result of such sale and related purchases, the purchaser will acquire at least 51% of the total outstanding share capital of the Company (including without limitation, pursuant to a change of control event). In addition, the shareholders agreement grants the Company and its preferred shareholders certain rights of first refusal with respect to any proposed share transfers by certain shareholders of the Company and the preferred shareholders.

  Accounting of Preferred Shares

        The Company classified the Preferred Shares in the mezzanine section of the consolidated balance sheets because they were redeemable at the holders' option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of the Company's control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

        Since the Preferred Shares becomes redeemable at the option of the holder at any time after a specified date, the Company recorded accretions on the Preferred Shares to the redemption value (e.g., 200% of the issuance price of Series A and Series B) using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance. While all Preferred Shares are automatically converted upon a Qualified IPO, the effectiveness of a Qualified

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

10. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

IPO is not within the control of the Company and is not deemed probable to occur for accounting purposes until the effective date of the Qualified IPO. As such, the Company continued to recognize accretion of the Preferred Shares during 2013 and 2014. The accretion of Preferred Shares was RMB191,134,918 (US$29,083,764) and RMB250,774,772 (US$39,468,120) for the year ended December 31, 2013 and 2014, respectively.

  Modification of Preferred Shares

        The Company assesses whether an amendment to the terms of its convertible redeemable preferred shares is an extinguishment or a modification based on a qualitative evaluation of the amendment. If the amendment adds, removes, significantly changes to a substantive contractual term or to the nature of the overall instrument, the amendment results in an extinguishment of the preferred shares. The Company also assess if the change in terms results in value transfer between preferred shareholders or between preferred shareholders and common shareholders.

        When convertible redeemable preferred shares are extinguished, the difference between the fair value of the consideration transferred to the convertible redeemable preferred shareholders and the carrying amount of such preferred shares (net of issuance costs) is treated as a deemed dividend to the preferred shareholders. When convertible redeemable preferred shares are modified and such modification results in value transfer between preferred shareholders and common shareholders, the change in fair value resulted from the amendment is treated as a deemed dividend to or from the preferred shareholders.

        The Preferred Shares (excluding Series E Shares) were modified in May and October 2013 as a result of the Company's negotiations with holders of Preferred Shares, CB and 2013 Notes. Prior to the modifications, at any time on or after May 31, 2013, for Series A Shares, or December 31, 2013, for Series B, C and D Shares, if requested by at least 50% of the holders of the respective class of Preferred Shares then outstanding ("Redemption Date"), the Company shall redeem all of the respective outstanding Preferred Shares at the redemption price defined in the Article of Association. On May 9, 2013, the holders of Series A Preferred Shares first agreed to extend the redemption commencement date of Series A Preferred Shares from May 31, 2013 to December 31, 2013 in order to facilitate the negotiation with the Series D investors for the 2013 Notes, which was issued in June 2013. Subsequently, on October 9, 2013, the holders of Series A Shares, Series B Shares, Series C Shares and Series D Shares agreed to modify the optional redemption commencement date of the preferred shares from December 31, 2013 to June 30, 2016. The second modification enabled the Company to offer holders for 2011 CB and 2013 Notes (who were also existing preferred shareholders) in the negotiation of modifying the conversion feature to become convertible into Class A shares.

 EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)
(RMB, except share data and per share data, or otherwise noted)

10. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

        The Company evaluated both modifications in accordance with its accounting policy and concluded that they are modifications, rather than extinguishment, of Preferred Shares, which resulted in transfer of value amongst preferred shareholders. The Company assessed the impact on the fair value of Preferred Shares and common shares, which also supported the assessment that the modification resulted in value transfer amongst preferred shareholders. As such, the Company did not recognize any deemed dividend related to the modifications in 2013 and 2014.

        The Company's convertible redeemable preferred shares activities for the nine months ended September 30, 2014 are summarized below:

	Series A Shares		Series B Shares		Series C Shares		Series D Shares		Series E Shares		Class A Shares
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
		RMB		RMB		RMB		RMB		RMB		RMB
Balance as of December 31, 2013	5,000,000	68,146,852	12,123,314	327,058,282	17,348,382	575,422,644	10,000,000	377,488,481	18,554,545	630,205,581	10,427,373	295,199,496

Issuance of Series E Shares, net of issuance cost	—	—	—	—	—	—	—	—	4,545,455	153,996,180	—	—
Accretion on convertible redeemable preferred shares to redemption value	—	59,088	—	2,928,413	—	63,469,688	—	43,274,527	—	81,056,418	—	19,080,808

Balance as of September 30, 2014	5,000,000	68,205,940	12,123,314	329,986,695	17,348,382	638,892,332	10,000,000	420,763,008	23,100,000	865,258,179	10,427,373	314,280,304

        Upon the completion of the Company's IPO on November 18, 2014, each then-outstanding Preferred Share was automatically converted into one Class B common share. Therefore, there were no convertible redeemable preferred shares activities for the nine months ended September 30, 2015.

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

11. SHARE-BASED COMPENSATION

2010 Performance Incentive Plan

        On April 1, 2010, the Company adopted the 2010 Performance Incentive Plan ("2010 Plan") under which the Company reserved 2,627,730 options to purchase common shares for the issuance of incentive awards to employees. On December 21, 2010, the Company increased the maximum number of options available to 4,300,730. All of the Company's outstanding options are granted to employees and are equity-classified. These options vest over three to five years of an employee's continuous service starting from the grant date and have a contractual term of five years.

        On August 26, 2014, the Company amended and restated the 2010 Plan whereby the maximum aggregate number of shares issuable under the 2010 Plan increased from 4,300,730 shares to 6,698,470 shares. On the same day, the Company granted 450,000 restricted shares to employees, of which one-quarter of the restricted shares were vested immediately, and the remaining vest over a period of three years from the date of grant. In the year ended December 31, 2014, the Company also granted 1,300,000 options to employees with an exercise price of US$7.00, which vest over a period of four years from the date of the grant.

  Share options

        The grant date fair value of each option is calculated using a binomial option pricing model by the Company. The Company estimated the expected volatility at the date of grant date and each option valuation date based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. Risk free interest rate was estimated based on the yield to maturity of US treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on empirical studies on the actual exercise behavior of employees. The Company has never declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments on its common shares in the foreseeable future. Expected term is the contract life of the option, and estimated forfeiture rates are determined based on historical employee turnover rate after each option grant.

        Share-based compensation expense for options is recorded on a straight-line basis over the requisite service period, which is generally three to five years from the date of the grant. No options were granted in the nine months ended September 30, 2015. The Company recognized share-based compensation expense of RMB3,853,517 and RMB5,189,814 in the consolidated statements of comprehensive income/(loss) for nine months ended September 30, 2014 and September 30, 2015, respectively. As of September 30, 2015, there was RMB17,815,677 in total unrecognized compensation expense related to share options, which is expected to be recognized over a weighted-average period of 2.88 years.

  Restricted shares

        Share-based compensation expense for restricted shares is recorded on a straight-line basis over the requisite service period, which is three years from the date of the grant. The Company recognized

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

11. SHARE-BASED COMPENSATION (Continued)

share-based compensation expense for restricted shares of RMB5,307,756 and RMB3,628,554 in the consolidated statements of comprehensive income/(loss) for the nine months ended September 30, 2014 and September 30, 2015. As of September 30, 2015, there was RMB9,525,056 in total unrecognized compensation expense related to restricted shares, which is expected to be recognized over a weighted-average period of 1.91 years.

        No restricted shares were granted or vested in the nine months ended September 30, 2015.

2014 Performance Incentive Plan

  Share options

        In October 2014, the Company adopted the 2014 Performance Incentive Plan ("2014 Plan"), which became effective immediately after the completion of the Company's initial public offering in November 2014. Under the 2014 Plan, the Company are authorized to initially reserve a maximum of 4,000,000 common shares, provided that the shares reserved shall automatically increase on January 1 of each year during the term of the 2014 Plan, commencing on January 1, 2015, by an amount equal to the lesser of (i) one percent (1%) of the total number of common shares issued and outstanding on December 31 of the immediately preceding calendar year, (ii) 1,000,000 common shares or (iii) such number of common shares as may be determined by the Company's board of directors.

        On May 15, 2015, the Company granted 525,000 share options to the Company's employees and board of directors at exercise price US$5.35 with vesting period of four years.

        Share-based compensation expense for options is recorded on a straight-line basis over the requisite service period, which is generally three to five years from the date of the grant. The Company recognized share-based compensation expense of RMB846,787 in the consolidated statements of comprehensive income for nine months ended September 30, 2015. As of September 30, 2015, there was RMB6,592,684 in total unrecognized compensation expense related to share options, which is expected to be recognized over a weighted-average period of 3.62 years.

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

12. NET INCOME/(LOSS) PER SHARE

        The following table sets forth the computation of basic and diluted net income/(loss) per share and per ADS for the periods indicated:

	For the Nine Months Ended
	September 30, 2014	September 30, 2015
	RMB	RMB
Numerator:
Net income/(loss)	(47,625,490)	708,684,721
Accretion on convertible redeemable preferred shares to redemption value	(209,868,942)	—

Numerator for basic and diluted net income/(loss) per share	(257,494,432)	708,684,721
Denominator:
Denominator for basic calculation—weighted average number of common shares outstanding	6,096,842	123,368,430
Dilutive effect of share options	—	2,130,125
Dilutive effect of restricted shares	—	69,922

Denominator for diluted earnings/loss per share calculation	6,096,842	125,568,477
Basic net income/(loss) per share attributable to the Company's common shareholders	(42.23)	5.74
Diluted net income/(loss) per share attributable to the Company's common shareholders	(42.23)	5.64
Basic net income/(loss) per ADS*	(84.47)	11.49
Diluted net income/(loss) per ADS*	(84.47)	11.29
*
The Company completed its IPO on November 18, 2014 and issued a total of 10,000,000 ADSs at a price of US$12.00 per ADS. Each ADS represents two Class A common shares. The net income/(loss) per ADS for nine months ended September 30, 2014 was calculated using the same conversion ratio assuming the ADSs had been in existence during that period.

        Basic net income/(loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income/(loss) per share is computed using the weighted average number of common shares and dilutive common share equivalents outstanding during the period. For the nine months ended September 30, 2014, the Class A, Series A, Series B, Series C, Series D and Series E Preferred Shares of 70,862,706, on a weighted average basis were anti-dilutive and excluded from the calculation of diluted net loss per share. The effects of 4,471,242 shares of outstanding share options granted have also been excluded from the computation of diluted net loss per share for the nine months ended September 30, 2014, as their effects would be anti-dilutive.

        1,818,102 shares of outstanding share options and restricted shares granted have been excluded from the computation of diluted net income per share for the nine months ended September 30, 2015, as their effects would be anti-dilutive.

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

12. NET INCOME/(LOSS) PER SHARE (Continued)

        The Company's convertible redeemable preferred shares, which were issued and converted into common shares before and upon the completion of the IPO, were participating securities because they had contractual rights to share in the profits but not losses of the Company. For the nine months ended September 30, 2014, the two-class method was not used in computing basic and diluted net loss per share as the Company was in a net loss position.

13. COMMITMENTS AND CONTINGENCIES

  (a)
  Operating Leases

        The Company and its subsidiaries have entered into non-cancelable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as of September 30, 2015 are as follows:

Year Ending December 31,	RMB
Remainder of 2015	9,087,858
2016	23,576,942
2017	12,280,346
2018	4,206,966
2019	1,591,731

Total	50,743,843

        The Company recorded rental expense of RMB25,758,881 and RMB37,447,649 in the consolidated statements of comprehensive income/(loss) during the nine months ended September 30, 2014 and September 30, 2015, respectively.

  (b)
  Purchase commitments

        The Company's purchase commitments relate to purchase of rental vehicles. Total capital commitment contracted but not yet reflected in the consolidated financial statements amounted to RMB368,293,560 as of September 30, 2015. All of these purchase commitments are expected to be fulfilled in the following six months.

        Other than the disclosed in these unaudited condensed consolidated financial statements, the Company did not have other significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2015.

  (c)
  Contingencies

        The Company is subject to periodic legal or administrative proceedings in the ordinary course of its business. The Company does not believe that any currently pending legal or administrative proceeding to which the Company is a party will have individually or in the aggregate a material adverse effect on the results of operations or financial condition.

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

14. RELATED PARTIES TRANSACTIONS

  Crawford/Enterprise

        In March 2012, the Company entered into a global affiliation agreement with Enterprise Holdings (China) LLC ("Enterprise China"). Enterprise China is an affiliate of Enterprise Holdings, Inc, a subsidiary of Crawford Group, Inc. ("Crawford"). Pursuant to the global affiliation agreement, the Company and Enterprise China are to direct certain rental referrals to each other via their respective websites, and for each referral received, the Company is liable for a contractually specified amount of referral fees payable to Enterprise China, and vice versa. The Company records referral fees payable to Enterprise China as sales and marketing expenses, and referral fees received as other operating income. Transactions incurred under this arrangement were immaterial for the periods presented.

  Ctrip

        In 2014, the Company also entered into certain service agreements with Ctrip Investment Holding Ltd. ("Ctrip") for car rental and car services referrals. Pursuant to these service agreements, the Company pays a fixed percentage of car rental or car services rates from successful car referrals as commissions to Ctrip. In order to further promote the Company's car services to individual customers, starting from September 1, 2015, the Company entered into a supplementary agreement with Ctrip. Pursuant to the agreement, the Company pays a fixed amount of commission fee for the first 800 successful car service referrals from Ctrip per day, and a fixed percentage of car services referral rates for the additional orders. Transactions incurred under these services agreements were RMB900,597 and RMB7,279,775 for the nine months ended September 30, 2014 and September 30, 2015, respectively.

        In the end of April, 2015, Ctrip Travel Information Technology (Shanghai) Co., Ltd. extended an entrusted bank loan of RMB300,000,000 to the Company which had been drawn down in full. The loan has a term of three years with interest rate of 6.9% per annum and some of the Company's PRC subsidiaries provided guarantees.

  Private Placement

        On May 22, 2015, the Company entered into definitive securities purchase agreements with Tiger Fund and SRS Funds (the "Buyers") pursuant to which the Company agreed to issue a total of 22,337,924 of its Class A common shares to the Buyers at a price of US$6.00 per Class A common share (equivalent to US$12.00 per ADS), which raised gross proceeds of approximately US$134 million from the private placement transaction. Under the terms of the securities purchase agreements, the Class A common shares were to be issued in two tranches: (a) the first tranche consisted of 11,437,924 Class A common shares, which were issued on May 22, 2015, and (b) the second tranche consisted of 10,900,000 Class A common shares, which were issued on June 30, 2015. In addition, two of the Company's shareholders, Ctrip and Crawford, also entered into definitive agreements with the Buyers for the sale of an aggregate of 2,666,666 Class A common shares (including certain shares represented by ADSs) at a price per Class A common share of US$6.00 (equivalent to US$12.00 per ADS), and which also closed on May 22, 2015. After the completion of the shareholder sale, Ctrip and Crawford remained as the two largest shareholders of the Company. Each of the Buyers has agreed not

EHI CAR SERVICES LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS (Continued)

(RMB, except share data and per share data, or otherwise noted)

14. RELATED PARTIES TRANSACTIONS (Continued)

to, directly or indirectly, sell, transfer or dispose of any Common Shares acquired in the above transactions for a period of 180 days after May 22, 2015, subject to certain exceptions.

15. SUBSEQUENT EVENTS

        In October 2015, in connection with purchase of vehicles, the Company entered into a borrowing agreement with a bank for an aggregate of principal amount of RMB50,000,000, which was drawn down in full. The borrowing has a term of one year and bears an interest rate of 4.35% per annum. The loan is guaranteed by the Founder of the Company, Ray Ruiping Zhang.

        In October and November 2015, the Company entered into two borrowing agreements with a bank for an aggregate of principal amount of RMB40,000,000, which was drawn down in full. The borrowings have a term of one year and bear interest rates of 4.876% and 4.611% per annum, respectively.

        The Company evaluated subsequent events through the date when the unaudited interim condensed consolidated financial statements were issued with no other events or transactions needing recognition or disclosure identified.

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eHi Car Services Limited INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
EHI CAR SERVICES LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS As of December 31, 2014 and September 30, 2015 (RMB, except share data and per share data, or otherwise noted)
EHI CAR SERVICES LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) For the Nine Months Ended September 30, 2014 and September 30, 2015 (RMB, except share data and per share data, or otherwise noted)
EHI CAR SERVICES LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (CONTINUED) For the Nine Months Ended September 30, 2014 and September 30, 2015 (RMB, except share data and per share data, or otherwise noted)
EHI CAR SERVICES LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY/(DEFICIT) For the Nine Months Ended September 30, 2014 and September 30, 2015 (RMB, except share data and per share data, or otherwise noted)
EHI CAR SERVICES LIMITED UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS For the Nine Months Ended September 30, 2014 and September 30, 2015 (RMB, except share data and per share data, or otherwise noted)
EHI CAR SERVICES LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (RMB, except share data and per share data, or otherwise noted)
EHI CAR SERVICES LIMITED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued) (RMB, except share data and per share data, or otherwise noted)